Filed Pursuant to Rule 424(b)(7)

Registration No. 333-112452

Prospectus Supplement No. 4

to Prospectus dated February 3, 2004

SCIENTIFIC GAMES CORPORATION

26,348,291 Shares of Class A Common Stock

This prospectus supplement relates to the sale from time to time by certain of our stockholders (including their transferees, donees, pledgees or successors) of up to 26,348,291 shares of our Class A common stock. You should read this prospectus supplement in conjunction with the prospectus dated February 3, 2004, which should be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the prospectus. Unless otherwise indicated, references in this prospectus supplement to our common stock mean our Class A common stock, par value $0.01 per share.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “SGMS.” On January 30, 2014, the last sale price for our common stock reported on the NASDAQ Global Select Market was $14.31 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 1 of the prospectus and in the “Risk Factors” discussed in Item 1A. to Part I of Scientific Games Corporation’s most recently filed Annual Report on Form 10-K and, if applicable, in Item 1A. to Part II of any subsequently filed Quarterly Report on Form 10-Q.

This prospectus supplement constitutes a public offering of the securities offered hereby only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 31, 2014.

USE OF PROCEEDS

The text appearing under the heading “Use of Proceeds” in Prospectus Supplement No. 3 dated March 22, 2013 is hereby amended and restated as follows:

8,500,000 shares of our common stock offered hereby have been pledged by SGMS Acquisition Corporation to Bank of America, N.A. (“Bank of America”) and 9,248,266 shares of our common stock offered hereby have been pledged by SGMS Acquisition Corporation to UBS Bank USA (“UBS,” and together with Bank of America, the “Secured Parties” and, each, as “Secured Party”).  In the event a Secured Party forecloses on these shares, as described under “Selling Stockholders” below, we will not receive any proceeds from any sale of such shares.

SELLING STOCKHOLDERS

The text appearing under the heading “Use of Proceeds” in Prospectus Supplement No. 3 dated March 22, 2013 is hereby amended and restated as follows:

MacAndrews & Forbes Holdings Inc. (together with certain of its affiliates, “MacAndrews & Forbes”) beneficially owns, directly and indirectly, 32,505,737 shares of our common stock.  As of December 31, 2013, 26,385,737 shares of our common stock offered hereby are held by SGMS Acquisition Corporation, a wholly owned subsidiary of MacAndrews & Forbes Holdings Inc.

SGMS Acquisition Corporation has pledged 8,500,000 of these shares to Bank of America as collateral agent for itself and 9,248,266 of these shares to UBS as collateral agent for itself to secure the obligations of SGMS Acquisition Corporation in connection with certain loans, which are unrelated to MacAndrews & Forbes’ investment in us.  SGMS Acquisition Corporation may also from time to time pledge additional shares of our common stock to secured creditors to secure obligations pursuant to future commercial loan agreements.

In the event that a Secured Party forecloses upon the pledged shares covered by this prospectus supplement, such Secured Party will be deemed to be a selling stockholder with respect to the shares pledged to it.  In the event that the Secured Parties foreclose on all 17,748,266 shares pledged under the Bank of America and UBS loans, and assuming all such shares are sold to third parties, MacAndrews & Forbes would then beneficially own, directly and indirectly, 14,757,471 shares of our outstanding common stock, representing at such date approximately 17.3% of our outstanding common stock, assuming an aggregate of 85,199,695 shares of our common stock outstanding as of November 5, 2013.

Within the past three years, the following persons have held the following positions or offices within Scientific Games, or have had the following material relationship with us during such time: (a) Ronald O. Perelman, chairman of the board of the Company, is a director, the chairman of the board and chief executive officer and the sole stockholder of MacAndrews & Forbes Holdings Inc., which is the sole stockholder of SGMS Acquisition Corporation, (b) Barry F. Schwartz, a director of the Company, is the executive vice chairman of MacAndrews & Forbes Holdings Inc., (c) David L. Kennedy, president and chief executive officer of the Company and vice chairman of the board of the Company, was the president of MacAndrews & Forbes Holdings Inc. and (d) Frances Townsend, a director of the Company, is executive vice president of MacAndrews & Forbes Holdings Inc.  Messrs. Perelman and Schwartz have been directors of the Company since November 2003.  Mr. Kennedy has been a director of the Company since October 2009 and was an executive of the Company from November 2010 until March 2012, including serving as chief administrative officer from April 2011 until March 2012.  Ms. Townsend has been a director of the Company since April 2010.

All information in this prospectus supplement regarding SGMS Acquisition Corporation, MacAndrews & Forbes, Bank of America, UBS and the related loans has been provided to us by MacAndrews & Forbes for use herein.